RP® FINANCIAL, LC.

Financial Services Industry Consultants

September 19, 2007

Boards of Directors

Cape Savings Bank

Cape Bancorp, Inc.

225 North Main Street

Cape May Court House, NJ 08210

Re:	Plan of Conversion

Cape Bancorp, Inc.

Cape Savings Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion (the “Plan”) adopted by the Board of Directors of Cape Savings Bank (the “Bank”). The Plan provides for the conversion of the mutual form of organization to the stock form of organization. Pursuant to the Plan, the Bank will convert from mutual to stock form of organization and become a wholly-owned subsidiary of Cape Bancorp, Inc. (“Cape Bancorp”). Cape Bancorp will own 100 percent of the Bank. Pursuant to the Plan, Cape Bancorp will offer and sell shares of common stock in an offering, issue shares to shareholders of Boardwalk Bancorp, Inc. as part of a simultaneous acquisition transaction, and contribute newly-issued shares to a newly-formed charitable foundation.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in Cape Bancorp are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Plans; (3) Supplemental Eligible Account Holders; and, (4) Voting Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Cape Bancorp’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP FINANCIAL, LC.

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com